Exhibit 99.3

INFOSYS TECHNOLOGIES
Q2 FY05 CONFERENCE CALL
OCTOBER 12, 2004

Female speaker: Good afternoon everybody. Thank you for joining us today to discuss the 2nd quarterly results of Infosys. We will start with a joint presentation by Nandan Nilakeni, CEO, and Kris Gopalakrishnan, Chief Operating Officer. We will then throw the floor open for questions. Please remember to identify yourselves with your name and the name of your organization before you ask a question. May I request you to keep your cell phones on the silent mode please. Thanks. Over to you Nandan.

Nandan Nilakeni: Good morning and welcome to this 2nd quarter results for Infosys, performance of Infosys for the 2nd quarter. I will give you the brief financial highlights after which I will request my colleague Kris Gopalakrishnan to go over some of the other highlights and I will come back to give you an outlook for the future and summary. This, of course, is our usual Safe Harbor Clause. Now the financial performance, this quarter our on a year-to-year growth our income has grown by 51.9% on Indian GAAP and PAT has grown by 48.6%. On the US GAAP, the year-to-year growth revenue has been 51% and (unclear) net income has grown by 49.3%. This quarter we have added 32 new customers taking it to 61 for the half year. And the repeat business is at 96.3%. Also this quarter has been a quarter with the highest additions of a net of 5010 people into the company and therefore on a group basis our total employee strength is 32,949. The total income for the quarter has been 1749 crores. An operating profit of 561 crores, and a profit after tax from ordinary activities of 447 crores which on a sequential basis is essentially 15.2% on the profit side. For the half year, the income has been at 3266 crores and a profit after tax from ordinary activities at 835 crores, and this is a 44% growth. The balance sheet today has total shareholder funds and total liabilities of 4148 crores, and on the asset side the [not audible] cash and cash equivalent is at 2500 crores. So this is the broad summary of the financials. Now I will request my colleague Kris to go through the operational performance. Kris.

Kris Gopalakrishnan: Thank you Nandan, and good afternoon everyone. Our revenue by geography remained by and large same as the previous quarter, but if you look at the last year numbers versus now, you can see that the rest of the world and Europe have gone up. Rest of the world, you know, [not audible] primarily because the acquisition of Expert as well as leveraging that we have grown the business in Europe proactively marketing in Europe to increase the business there. Our utilization continues to be in the healthy high 70s [not audible], low 80s, this is excluding trainees. This is a range we try to keep our utilization because of the significant addition at the entry level, etc., our utilization including trainees is 71.4%. Fixed price versus time and material is almost the same like previous quarter. Our onsite revenue has come down to 49.8% from 51.9%, whereas offshore has gone up to 50.2%. Now this is for the consolidated, you know, group, consolidated group numbers. In terms of effort, the onsite effort has actually come down to 31.5% for IT services alone and this is actually a [not audible] one of the lowest numbers in the recent few quarters actually. So we have been proactively shifting the business to offshore. These numbers are healthy, this is the client concentration. We have 146 $ million clients, we have 60 $5 million clients, we have 7 $40 million clients. So you can see that there is improvement in all the parameters here. The largest client count contributes to 5.5% of the revenues. As Nandan said, we have added 32 new clients. The growth has been all around across all industries. Here are some examples. A major European retailer chose Infosys to implement an RFID solution. This is a pilot project [not audible] we did. Basically we have been focusing on technology based or business trend based solution, and you will see some examples of us getting traction on our solution or value based marketing efforts. In the financial sector, Infosys has helped a company looking at their proxy voting and corporate governance solution. Now, this is an example of a consulting - led solution. Telecom as a sector has done well this quarter, and both in the service provider space as well as in the product group, we have seen actually significant growth this quarter. We have continued to see acquisitions of clients in the automotive and aerospace [not audible] sector. In the energy and utility sector, a Fortune 500 company in the US chose Infosys to provide application development and maintenance where a customer relationship management [not audible] our enterprise solutions group also continues to see significant traction. In the other space, you know, we have started working with an IT storage [not audible] company for their product development. So our product engineering group also has seen further addition of clients. Our banking business unit continues to do well. Unit Bank of Philippines, IDBI Bank, UTI Bank, and a leading private sector bank in India has licensed Finacle wealth management and CRM solutions during the quarter.

The total employee strength for the group stands at almost close to 33,000. [not audible] In Infosys Technologies about 31,000 people are software personnel. Of these 838 belong to the banking business unit. The gross additions were 6078 out of which about 1052 were laterals or experienced employees. The net addition of 5010 is almost equivalent to the total number we added in the financial year 2003. In financial year 2003, we added about 5100 employees. We have almost touched that in just one quarter in this financial year. We have spent about 176 crores during the quarter. We had said that we will spend about 600 - 750 crores and for the remainder of the year, we are looking to spend about 285 - 430 crores of capital expenses. We have about 50 lakh square feet of space in use and 35 lakh square feet under construction. This will give us space for additional about 15,000 software professionals. Back to Nandan.

Nandan Nilakeni: Thank you Kris. Now this is our guidance for the quarter and for the fiscal year. This is Indian GAAP consolidated. For the quarter ending December 31, we expect income between 1869-1882 crores which on a year-to-year basis is 49-50% growth, and earnings per share of Rs.17, which on a year-to-year growth is 38%. And for the fiscal year ending March 31, 2005, we expect income to be between 7132 crores to 7160 crores, which is an annual growth rate of 47-48%, and we expect earnings per share for the full year to be Rs.67, which is a growth rate of 43%. To summarize, we have revised our guidance upwards for the financial year, as I said growth rate top line 48 and 43 earnings. We have also issued an interim dividend of Rs.5 per share which is 100% on an [not audible] equity share of par value of Rs.5. So, Rs.5 per share is the interim dividend that we have announced today. As you have seen our growth momentum continues, particularly notable is that while the total volume growth during the quarter was 12.6%, the onsite growth was 7% and the offshore growth was 15.3%. So I think this quarter has been successful in driving offshore growth at a much more, at really twice the pace as the onsite growth, which is part of our desire to increase our offshore presence. We also noticed that our whole philosophy of modular global sourcing and strategic sourcing has now become more and more accepted by the market place for many companies across many industries. Pricing has been stable, we have had, on the revenue productivity side, our onsite revenue productivity [not audible] has gone up by 1.7% and our offshore revenue productivity has gone up by 0.7%. So pricing has been stable with a small uptick. As you can see, we continue to focus on scalability, whether it is adding 5000 net employees, whether it is having 3.5 million square feet under construction, whether it is building India’s largest college campus in Mysore. We believe that scalability is very important because scalability is key to rapid growth. At the same time, we want to marry [not audible]differentiation to the scalability which is why we are investing over $30 million in various initiatives including our banking products, investing in Infosys Consulting, investing in Solutions and Alliances, investing in our IT and BPO services, investing in new services, investing in Progeon, you know, it is all these things are there, and therefore we believe that the key to our future is combining the scalability which we have demonstrated quarter after quarter with differentiation so that our customers perceive significant improvement in their client value, and that is really what our focus is on today. We have also been able to demonstrate that even as we hired 5010 net employees, our expense management model, which over the last couple of years we have focused on bringing in more variable cost and all the other things we have done on the balance sheet, we have shown that the balance sheet is able to absorb the additional cost of recruiting 5000 net people while maintaining the margins. And in fact our utilization including trainees has gone down to 72%. But the fact is that the business model, the scalability now can absorb these expenses and still maintain margins. So this is a broad outlook. We believe that our focus going forward is to continue to scale up our business even as we invest in our differentiating [not audible] solutions so that our clients get higher value. With that thank you and we will be happy to take any questions.

Gayathri: Mr. Nilakeni, I am Gayathri from Doordarshan. The question of offshore model, now that John Kerry, US presidential candidate has said that legislative means will be used to prevent outsourcing by private as well as by the government in the US, what is your, because you have always said that global delivery is your strong point. How are you going to overcome this problem?

Nandan Nilakeni: Well I think we really need to wait and see how it all pans out and you know the offshoring debate continues with different levels of, you know, intensity. Has been doing so for the last year or so. But our view is that while there is a debate on outsourcing and offshoring, basically what we are doing is a win - win for both America and India, because by what we do, we deliver better productivity for our customers, we help them in becoming more competitive, enable them to make more profits and become stronger in which, and they create more jobs [not audible]. Therefore, all in all in helps in improving the productivity and standard of living there. At the same time we are creating 1000s of new jobs here and therefore I think it is a win - win for both countries, and we will continue to espouse that point of view.

Gayathri: Is business a captive to politics?

Nandan Nilakeni: Well, I think, you know, a lot of decisions in economics are linked to politics. So I do not think that is anything unusual. But I think overall [not audible] we are comfortable that outsourcing and offshoring will be a mega trend. We believe that our business model simply delivers superior value proposition to the world’s large companies, and we believe that that will play an important role in continuing the trend.

Speaker: [not audible] ...Mega trend?

Nandan Nilakeni: You have not given me your written list of questions? Oh, it is here, I am sorry. Yeah, I am sorry, I should never assume that you have not done that. I think when we say mega trend, what we are saying is that the power of modern telecommunications and modern computing, you know, power which has happened over the last 40 years has enabled the world to get connected over this huge network and while this has happened parallely the service content of the world economy has gone up, and a large part of the service content is really activity that is fungible over a wire and therefore the, and plus you know the economic liberalization in China and India. So we have put all these things together, where work will be done in the future will be different from where it was done in the past, and we think that is a mega trend.

Male participant: Nandan, could you just elaborate on the 30 million investment, could you give more details on that?

Nandan Nilakeni: I will ask Mohan to give the details of the break down.

Mohandas Pai: We had said that we will invest $32 million in our businesses. It is all revenue expenditure and we said that we will invest about $10 million in our banking business, that is, the product business, and the balance will be invested to the extent of 16 million in our IBUs, for the business plan. The China initiative will take $2.5 million, and the consulting initiative $3.5 million. In the first half of this year, we have totally invested about $7.5 million. In Q3, our target is to invest up to $12.5 million and the balance in Q4. Now this is a part of our revenue expenditure, and thus far you see that in the Q3 guidance we have shown a decline in net income of 1%. That is because if you look at the incremental increase in investment between Q2 and Q3 is about $5 million and $5 million on revenue of about 400 odd is about 1%.

Male participant: [Not audible] .

Nandan Nilakeni: NOT AUDIBLE currently we are operating in 9 cities across the country including 3 in Karnataka. And as you saw in the slide, we currently have 3.5 million square feet of construction happening in these 9 cities. So we are expanding rapidly in the existing 9 cities. At this point in time, we really have not identified a 10th location. But as the time comes, we will form a team and they will go around the country and identify a possible 10th location. We do not have anything specific to report at this stage.

Srinivasan: Nandan, this is Srinivasan from Associated Press. From one angle your second revision of forecast is a happy news but from another angle, you know, the credibility of your year beginning forecast suffers. Does that mean that you did not have enough visibility at the beginning of the year? Or you are trying to be too conservative leaving room for future revisions? You know, how does it pan out, and is it better for us to have a much clearer guidance in the beginning of the year so that it does not get revised that much so steeply like, you know, 15 percentage points or so from the beginning of the year. Can you comment on it please?

Nandan Nilakeni: I will ask Mohan to answer that. Mohan…

Mohan: I think this is a wonderful question because this is a question that others have asked us too at different points of time. Our philosophy on guidance has been that since we are driving the business amongst everybody, various stakeholders, we should have the best visibility about the business and we should share the visibility. Now, how do we ensure that we create a guidance which is credible, because it is important that you create a guidance in which there is considerable faith internally and externally. So what we do is we have a planning model which looks at revenues based upon book business and based upon anticipated business for the entire year. And that exercise we update every quarter. So we have a four quarter rolling plan for our guidance. And at the beginning of every financial year, we have a planning exercise where our marketing people, sales people and everybody else gets together and work out what is the probability of achieving a certain number. So based upon the business as of the date that we give the guidance or may be two or three days before that, we give a guidance. So our guidance where our best estimate as of 12th April 2004, and then we make sure that every month we look at our achievements, we make sure that we look at business potential every month and look at whatever steps we need to take, and we try our hard best to see that we achieve the guidance and try to over achieve. Now the beginning of the quarter, we are not very sure whether we are going to over achieve because we do not know. There is uncertainty in the business, it is a business, and there is uncertainty. So end of the quarter we look at the actual figures, go through the cycle very often. So we are seeing an increase in the guidance but there is no certainty that going on forward there will always be an increase. But what we could promise with a great degree of certainty is the probability of our reaching our guidance levels is high because there is credibility of data, credibility of information. But is there a certainty we are going to exceed our guidance quarter upon quarter? There is no certainty. To the outside world, since we have a good planning system, it looks almost easy, but inside we do know that we have to work very hard, factor in a great degree of uncertainty, build a planning model, and there is a lot of hard work going behind the numbers.

Male participant: Mr. Pai, as an offshoot of that question, it would be nice if you could just give us the rupee story that you give every quarter and it seems that your approach should take a very quarterly view of the rupee and marking and market has really paid off. So if you could kindly elaborate on that, it would be nice.

Mohan: Well, I do not want to say that our strategy has paid off because it is only hindsight to look good or bad. In the first week of April we looked very bad because we had a very small forward cover. Now it looks good, because the market has moved our way. It does not mean that we were very smart or we knew what is going to happen. It is just serendipity, we had a particular view, maybe we could not have the courage to take a very large position in the month of March, whatever it is but what we essentially try to do as a part of a hedging policy is to hedge for two quarters going forward. So we did our budget at Rs.43.40 to a dollar when we gave our first guidance, and then we found [not audible] the rupee depreciating, and we gave a second guidance in the month of July at 45.61. So a part of the upgrade of the guidance in the second quarter was due to the rupee appreciation which gave us approximately Rs.300 crores of revenue, and it meant about 150 - 160 crores of profit out of which a large part we put it back into our business through our business plan. So for increasing our guidance, the rupee is also a part of the issue. Now for this quarter, we have given, we have placed our guidance at about 45.91, the quarter ending rates, and that is the rate at which we have forecasted the guidance. We have $180 million of forward hedges in place, but all of them have been marked to market. Please remember before the last quarter when we spoke about hedges, there was a profit or a loss sitting in the books, but now all this 180 million is marked to market. Our view on the rupee is that the rupee would be stable over the next two or three quarters. We may not see great volatility. We have seen the oil price go up, and that is a matter of concern, but we also  [not audible] which said that the share of invisibles in India’s exports is going up. There is a surplus invisibles and the software industry is also driving this invisibles up. We have seen an increase in FDI, and we have seen an uptake in inflation because the rupee had depreciated. So we think that Central Bank would try to manage the float because of inflation concerns, and that is a view.

Speaker: ……question, I also asked a related question, and then just, are you saying that, you know, you will be certainly revising the next quarter again the guidance for the year?

Mohan: ……….we are not saying that we are going to revise the next quarter guidance at all. It may not happen at all. All we are saying is whatever guidance we have given, we believe there is a great degree credibility and certainty in that guidance. To give an example of the kind of things that we need to do, next quarter we said we will grow at 7.9% in our guidance, right? Now, please understand that there is an impact of 3% because of lesser working days this quarter. Compared to the previous quarter, this quarter we have got lesser working days and if we calculate the revenues on that, it has an impact of 3% on sequential growth. So there are many exercises that we need to do. So I would state very clearly that our guidance is based upon the picture as we see it today and there is a great degree of credibility because of planning model and certainty, and we cannot state with any degree of certainty whether we are going to increase our guidance at the end of the third quarter.

Speaker: Few companies, Nandan, have decided to boycott Bangalore IT.Com. What is your stand on that?

Nandan Nilakeni: I think really we need to discuss this at two levels. Clearly all of us are concerned about the slow down in the pace of infrastructure development and while, you know, lots of global companies are coming here, and I think we need to raise that concern which we have done that with many of the bodies both privately and in public meetings. At the same time, I think, you know, we have worked long and hard to build a global brand for Bangalore, and I do not think you should compromise that. So we will do our usual participation in Bangalore IT.Com.

Madhavan: Hi, Madhavan from Reuters. I just have to ask a couple of questions on hiring and clients. You see, the head count is at 5010 new hires in the latest quarter. Could we have the break up between Progeon and Infosys on this? And also we heard this morning that the planned hiring could go up and what was 10,000 could be even higher up. Could we have a number on that please in the next two quarters? And also I wanted you to reconfirm the number of clients, is it around 451 because you have not given the total number of clients this quarter?

Female speaker: Let me take the numbers first. Total employees, Infosys Technology is 29,800, Progeon 2689. Second question which you had was kind of number hire for the rest of the year, and that is 4000-4500 people in the next two quarters.

Male participant: Attrition rate? [not audible]

Female speaker: Attrition rate is 10.8%.

Male participant: [not audible] the full year that basically means you are going to be hiring about 2500 people more than anticipated, is that correct? Because 7200 are already in I think.

Female speaker: Yes, we have our year-to-date hiring of close to 8000. We are looking at 4000 - 4500 more for the rest of the year. So, yes, it is 2000 - 2500 more.

Kris Gopalakrishnan: And, yeah, the second question was active clients, we have 431 clients at the end of the quarter.

Male participant: And one small thing I wanted was the break up in the 5000 numbers added in the latest quarter, how much in Progeon and how much in Infosys please?

Female speaker: Net addition in Infosys is 4547, that is Infosys Technologies. Net addition in Progeon is 420.

Sridharchari: Sridharchari from the Tribune. Kris, you had a figure there for the rest of the world, 17% or something like that. How much of it is from China and how is the trend going there?

Kris Gopalakrishnan: [not audible], you know, revenue from China is negligible. We have just started. We are recruiting people. We are also starting to do couple of projects there for our global clients. We are very happy with what we have been able to achieve but just started.

Male participant: I just wanted to know if you are growing at this pace, and you are hiring 5000 people in one quarter this time, why is that that the prices are just stable. Another way of putting is why are the prices stagnant? Are you able to kind of demand better prices and aren’t you able to command that, you know, to give a percentage increase for your existing clients? How is it going?

Nandan Nilakeni: Yes, thanks. We have, you know, you have to look at pricing in two different aspects, one is pricing with existing clients where we do need to do fine tuning over time when clients come up for contract renewals. But we are very happy with the way the pricing we are getting with our new clients. We are seeing a 4-5% uptake in pricing on new clients compared to our older clients. And also as part of this whole effect of pricing, our service mix is really important. You have to look at the service mix and increasingly we are selling higher value and higher price point services like consulting and enterprise solutions, and system integration and services, which will take our average revenue productivity and pricing higher.

Male participant: Would you be able to add some numbers to that please?

Nandan Nilakeni: Well, as I said, on new accounts we are seeing pricing that is 4-5% on average above our existing accounts. Service mix, if you look at the growth rates of enterprise solutions, which we have given on our handouts, you will find the growth rates on new services like enterprise solutions, consulting, SI will be higher than the rest of the company. So the share of those services is going up.

Subbu: Yeah, this is Subbu from Economic Times. I have a followup question on China. There were some reports that you are setting up a second development center there and you are planning to ramp up to around 20,000 people. The second part of the question not related to that is that what is happening to your Trade Mark infringement case?

Male Speaker: As we have already declared that we are building this facility for 200 people for this year and that is going on as per the business plan. About 45 people we have hired so far with a net addition of 29 people this quarter in China. Regarding the second question....

Mohan Das Pai: As for the Trade Mark case, the Trade Mark Appellate board had said that for certain categories, like for example, hardware and stationery, we cannot extend the Infosys trade mark. And our stand has been just as the Tata’s have a trade mark, you cannot start any lingerie with Tata trade mark because you damage the brand. For example, there was somebody who started some clothing with the Benz trade mark in Delhi, and the Delhi High Court came down against them. So we had quoted that, but the Appellate Tribunal had otherwise. So we are going up in appeal. It is not against our core business of software, it is against an extension of the brand to many things which are part of the entire chain for which we have a trade mark. We have registered our trade mark in 17 countries, we have a strong brand equity amongst of the public of this country, and to use our brand for some other unrelated thing could imply that it carries the assurance of Infosys, so we have gone in appeal and the appeal should be held. So we wait for the appeal. We believe that we have a very strong case.

Thyagraj Sharma: This is Thyagaraj Sharma from the Statesman. You talked about the possibility of going to a 10th city, would that be Calcutta, one? Secondly, what happened to your proposal for acquiring 100 acres of land from the State Government. Is it still in a limbo? And just one last question, Mr. Balu had come, the Union Minister had talked about an elevated plane here, and he had also talked about the Electronic City Association funding almost 33. odd percent. We have not heard anything on that from the Association in the Electronic City. Is it just to pull the wool over our eyes that this proposal has been mentioned or is something actually happening?

Nandan Nilakeni: You know, as I said, we have not, we are not really at this point actively looking. But I am sure we will do that one of these days, and I think there are a number of cities which have, you know, suggested that we could start a center there including Calcutta and Jaipur, and Noida, and you know, Madhya Pradesh and Bhopal, Indore and all that. So we will look at all these cities, we will put a team together. We have a rigorous process of looking at all the advantages and then we will decide. So that process will happen and that will be a fair transparent process across the country. Regarding the elevated highway, yes, [not audible] the association and the companies in and around this area have, in principle, agreed that they will chip - in in the construction of that elevated roadway. So that is not, it is true, it is not a figment of anybody’s imagination. And the association did meet with the minister about two weekends back and this draft proposal is on the table, but it is early days and we have to flesh it out as to what is the special purpose vehicle, which will be created, because there will be multiple shareholders. What will be the toll, how will the toll revenues be allotted. I think there are number of issues to be sorted out. But the principle and the idea are in motion.

Male participant: Just as a follow to that, I think an internal study which we had done mentioned the cost of 14 crores per kilometer, but this project is talking about 360 crores for the entire 9 kilometer project. Why do you think that kind of differential exists?

Mohandas Pai: Well, the earlier proposal for an elevated four lane way, two lane on either side over the drain. So you will have two lanes this side and two lanes that side, it is more cost effective. What the NHAI proposed is a four - lane highway running right in the middle of the median because they feel that it is aesthetically better and the cost will be higher. But there is a cost estimate, we have to look into that and see the design parameters. We have the view that this elevated road should be used only by cars and buses and not by heavy goods vehicle. So, it is the design issue which has to be looked at like Nandan said it is preliminary right now.

Male participant: [not audible].

Nandan Nilakeni: Ya, I think that we are in the process of you know, identifying and finalizing that 100 acres.

Male participant: Is it near the Devanahalli airport, because your clients can immediately go? Are you looking at Devanahalli? [not audible]

Nandan Nilakeni: Well, there are various options. Obviously we will look at place which has got a very broad road, which has got access from many areas, which has got reasonably good infrastructure, which has a large hinter land of residential accommodations so people could stay there and have a very low commute. Like Jayanagar is to Electronic City. Obviously all these are a part of the consideration.

Male participant: [not audible].

Nandan Nilakeni: Yes, I mean, they agreed to give us 300 acres in a sanction three years back. But the key thing is when do they give us.

I think there has been sensible progress made on that and the Government is very serious. The Industries Secretary has spoken to us and met us. The IT Secretary is trying very hard. They have seemed to identify some piece of land which they want to show us. So I think there is reasonable cause for optimism [not audible] right now.

Male participant: [not audible].

Nandan Nilakeni: No, we are not being diplomatic. We saw two pieces of land, and we found that the land did not suit us. Then we saw a piece of land, then we negotiated with the land owners, and it is not an acquisition, a negotiated rate to make through the fair rate. The negotiations came up and then when we looked at the master plan, we found that in that piece of land, there is an irrigation canal, there is a six lane highway going, there is an elevated train way going. And we asked the Government to clarify whether this CDP still holds good. And they did not come back to us, and we said till you clarify we do not want to go ahead. And then the elections took place, the whole thing fell through the crack. So, now we have revived the whole thing and the new Industry Secretary has promised us, they are very serious, they are going to give it to us, they put a team in place, they are looking at two or three locations, and we are optimistic.

Male participant:      .mangalore, which part of mangalore, when when ?

Nandan Nilakeni: No, I think we should clarify this. You know, there was some piece of land very near to where we were which belonged to the government. It had to do with the fact that there were some government quarters there. We had gone with the proposal to the government to state very clearly that we will rebuild those quarters and take a part of the land so that it is a win - win situation for everybody. And there was some kind of a in principle approval for that, and it dragged on and on and on, and now the proposal seems to be becoming less and less of a certainty in that particular place.

Male participant: Can I ask you something about the telecom surge [not audible] in the business. There seems to be a very significant rise. It will be nice to know bit more of detail as to what kind of clients, and what kind of segments are you getting in this new business which has shown a jump in revenues in telecom space?

Nandan Nilakeni: This is coming from the telecom service provider business across the world. We have telecom service provider clients, you know, in Asia - Pacific, we have them in Europe, we have them in US. And increasingly these companies are looking at, you know, global offshoring primarily for two reasons. One is that their traditional revenues from telephony are coming down, so they need to reduce cost and become more efficient on the traditional side of their business, and secondly they are all investing in upgrading the networks and going from circuit switching network to a full package switching network, voice over IP, and all that. So both these things are big drivers today in the global telecommunications industry and we have a really good set of blue chip clients in that space. And that is the reason for that growth.

Male participant: Sorry if I have missing it, but how are your operating profit margins moving both sequentially and year - on - year with 5000 people it is easy to lose sight of it no?

Mohan Das Pai: No, at least we do not lose sight. If you look at the consolidated figures, our operating profits under Indian GAAP for the second quarter has been 28.6% and for the first quarter has been 28.8% essentially flat and we have managed to absorb the cost of this new hiring. Our other income has, however, gone up, gone up to about 1.7%. So overall our net profits have been at   % [not audible] as against 25.6, that is after absorbing the losses of our subsidiaries. Our subsidiaries have made losses and we have absorbed those losses, and I think Balaji has asked a question about subsidiaries to say that the difference between consolidated and Infosys standalone is 7.48 crores negative. The standalone figures are higher. Yes, Progeon for instance has made a profit of 5.22 crores as against a negative net income of 3.31 crores. Australia is positive at 3.66 crores. Consulting is negative at 13.86 crores, and Infosys China is negative at 2.50 crores. If you add up all the profits and if you add up all the negative figures, you get a net negative for subsidiaries of 7.48, and if you add 7.48 to the consolidated figure of 447.37, you get something like 454 crores, 454.8 crores on a standalone basis.

Male participant: At the corollary, is it right to say that as you are in an investing stage in BPO in Australia and China and so on, your operating profit margins will more or less remain flat despite the increase in business and that new client, higher prices from new clients.

Mohan Das Pai: I think as a corollary, it is right to say that we are making substantial investments into the business, we are investing $32 million and this is going as a revenue expenditure and to that extent the operating income will be relatively flat.

Gayathri <Doordarshan>: You have a major client in Radio frequency ID space, what is the potential of this business? And are there any clients within India?

Nandan Nilakeni: RFID is fairly new technology with great potential. It has impact in the entire supply chain of products from consumer product companies, transportation, supply - distribution companies, as well as in retail. We are focused on building our own intellectual property on RFID and how it will impact businesses across these verticals. Right now it is very early days. Nobody actually is seeing a whole lot of revenue coming out of RFID, neither us, nor our competitors, but we are very certain that this is a big one for the industry. So the work that we are doing for instance, this client that we mentioned is on a pilot. And those are the kinds of things that are getting done right now, pilots to prove the concept, prove that it is going to work and prove the business case.

Male participant: Hello, Saikat from Bloomberg.

Male participant: I just wanted to ask you one, just right, I just heard the [not audible] story, I do not know whether I have missed it, but the story behind the 5000 people that you have hired this quarter, the business story behind it. The second question is, if you can give me an update on what is happening with the consulting division?

Kris ??? : Yeah, on the recruitment front, as you have seen, we have revised our guidance. We are seeing a healthy business situation. We have had good growth this quarter. At the same time, we have a forecasting model which looks at four quarter rolling plan. Although that plan we come up with the requirement. This quarter again is also the quarter in which the campus recruitment people join us. Out of the 5000 plus people who joined us, 2266 people are from the campus recruitment. And the campus recruitment which happened last year, in fact, they come into the system within a span of three to four months. So that also reflects into this quarter’s numbers.

Male participant: Okay… [not audible]

Mohan: Steve will answer the question on consulting,….

Steve: So, the update on consulting is, things are going great, we think the model is being proved everyday in the market that, I think the message is that we have been really resonating with clients that the ability of combining very very good consulting with very good global delivery technology is I think the right model. I think our clients are telling us that. And so it is going great and we are, the other very encouraging sign is to, is the fact that we are being able to recruit really top talent, if you look at the people that we have gotten on board are some of the best consultants anywhere in the world and so that is, I think a great sign.

Male participant: Can you give any numbers in terms of client additions in the consulting space?

Steve: Yeah, I think all of our numbers are consolidated in with the larger numbers.

Kris ??? : Yeah, actually, I think this quarter we have added three clients in consulting led activities. The revenue has been $0.3 million.

Female speaker: We are now totally about 21 employees within Infosys Consulting and this quarter we have added 13.

Male participant: Is that thirteen or thirty

Female speaker: 13, one three.

Male participant: I am just inquisitive about this, looking at the manner in which you have given your guidance and the rate at which you are growing, what interests me is your ability to get larger outsourcing deals in the future, in the coming quarters. I would like you to comment on what is exactly being happening on that front?

Kris Gopalakrishnan: On one side, you know, we are seeing our existing relationships growing, you know, number of $10 million client, number of $20 million, number of $30 million, number of $40 million clients are growing. Now, some of these growths are coming from our traditional services, some from our ability to look at the outsourcing deal, taking over employees and things like that. We are bidding for more and more such projects and our credibility in this space is going up; one, because we have a point of view on how strategic sourcing should be done or hold positioning around modular global sourcing. Second, you know, the size of Infosys itself gives credibility to us going after larger projects, and in all these large projects now, offshore is a must in some sense, you know, clients want to leverage offshore even in the large outsourcing projects. So they are including offshore service providers like Infosys in many of those deals.

Male participant: The second part of the second question and the first question and the second part of the third has not been answered.

[not audible] second part of the first question and second part of the third question.

Nandan Nilakeni: Going by the trend and the growth momentum continuing, are you likely to revise your outlook further in January 05, that one?

Male participant: [not audible]

Nandan Nilakeni: Yeah, I mean, at this point in time, I think we have looked at all the issues and we have given the guidance based on our current perception of the outlook as well as our capacity to meet the outlook. But I think the mega trend is something, you know, I think it is not about this quarter or next quarter. As I said, there is a global rebalancing of work force that is happening due to a variety of circumstances that have come together and therefore it has longer term implications where the world economy is going to move. So that I think will continue for many years. I think, the next part of your question is have you factored the outcome and the possibility of John Kerry getting into the White House? Is that the one?

Male participant: Yeah.

Nandan Nilakeni: …..with his anti - outsourcing policies in your guidance? I think our guidance I think has factored in the uncertainty on the political side, yeah.

Male participant: Yeah, …..from your comments it looks that there is every possibility of the guidance being revised.

Nandan Nilakeni: Well, I think…

Male participant: [not audible].

Nandan Nilakeni: At this point all I can say Balaji is that seeing the outlook, seeing the fact that the third quarter has significant number of non working days, seeing the fact that there is election on [not audible], we have factored all that in and we have given a certain guidance and you know, we just have to go with that at the moment.

Female speaker: I think we have time for one last question.

Male participant: What are the new services you referred to in your speech?

Male Speaker: You know, we have introduced new services over the last few quarters. We have the infrastructure management service, we have the system integration service which is rolling out, solutions like XP roll out, infrastructure effectiveness, operational effectiveness along with Microsoft, and we also have consulting which is a new service, you know, which we, we have had it but now we have gone to the next level of consulting.

Female speaker: Please join us for lunch outside. Thank you again for coming.